EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

Board of Directors

The Travelers Companies, Inc.:

We consent to the use of our reports dated February 11, 2016, with respect to the consolidated balance sheet of The Travelers Companies, Inc. and subsidiaries as of December 31, 2015 and 2014, and the related consolidated statements of income, comprehensive income, changes in shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2015, all related financial statement schedules, and the effectiveness of internal control over financial reporting as of December 31, 2015, which reports appear in the December 31, 2015 annual report on Form 10-K of The Travelers Companies, Inc. incorporated herein by reference and to the reference to our firm under the heading “Experts” in the prospectus.

/s/ KPMG LLP

KPMG LLP

New York, New York

June 17, 2016